Exhibit 99.1

News Release
B2Gold Corp. Achieves Record Second Quarter and First-Half 2016 Gold Production;
Masbate Mine Produces 57,188 Ounces in Second Quarter 2016

Vancouver, July 13, 2016 – B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce record gold production and revenue for the second quarter and first half of 2016. All dollar figures are in United States dollars unless otherwise indicated.

2016 Second Quarter Highlights

•	Record quarterly consolidated gold production of 135,242 ounces, 4% (or 5,697 ounces) above budget and 11% (or 13,676 ounces) greater than the same period in 2015
•	Record gold revenue of $164.8 million on record sales of 130,829 ounces at an average price of $1,260 per ounce, an increase in revenue of 21% over the same period in 2015
•	Masbate mine gold production of 57,188 ounces, 27% (or 12,159 ounces) above budget
•	Company is on track to meet its 2016 annual guidance of 510,000 to 550,000 ounces of gold production at cash operating costs of between $560 to $595 per ounce and all-in sustaining costs of between $895 to $925 per ounce
•	Construction of the Fekola mine is progressing well, on schedule and on budget, to commence production in late 2017
•	Additional positive exploration drill results reported for the Fekola and Kiaka projects
•	Received 2015 Award for Social Responsibility in Nicaragua

2016 First-Half Highlights

•	Record half-year consolidated gold production of 263,086 ounces, 6% (or 14,663 ounces) above budget and 11% (or 25,661 ounces) over the same period in 2015
•	Record consolidated half-year gold revenue of $309.1 million on record sales of 251,728 ounces at an average price of $1,228 per ounce
•	Masbate mine gold production of 109,915 ounces, 21% (or 19,403 ounces) above budget
•	Completed a series of prepaid gold sales transactions totaling $120 million
•	Signed commitment letter to enter into a Euro equivalent $80.9 million Equipment Facility with Caterpillar Financial SARL for the Fekola project

Gold Production

Consolidated gold production in the second quarter of 2016 was another quarterly record of 135,242 ounces, 4% (or 5,697 ounces) above budget and 11% (or 13,676 ounces) higher than the second quarter of 2015. The increase in gold production was attributable to the continued strong operational performance of the Masbate mine in the Philippines. Gold production at the Otjikoto mine was in-line with expectations despite the previously reported pit slope failure on the Phase 1 pit access ramp on April 26, 2016. A new ramp was successfully constructed and mining of the Phase 1 pit resumed in mid-June.

Consolidated gold production for the first half of 2016 was a half-year record of 263,086 ounces, 6% (or 14,663 ounces) above budget and 11% (or 25,661 ounces, including 18,815 ounces of pre-commercial production from the Otjikoto mine) higher than the same period in 2015.

B2Gold is projecting another record year for gold production in 2016. Consolidated gold production in 2016 is expected to be in the range of 510,000 to 550,000 ounces. Gold production for the year is scheduled to be weighted to the second half of the year, mainly due to higher forecast grades at the Otjikoto, Libertad and Limon mines (as discussed in the “Operations” section below). Consolidated cash operating costs in 2016 are expected to be in the range of $560 to $595 per ounce, compared to $616 per ounce in 2015. The Company’s consolidated all-in sustaining costs are also expected to be lower and be in the range of $895 to $925 per ounce, compared to $947 per ounce in 2015.

Gold Revenue

Consolidated gold revenue in the second quarter of 2016 was a quarterly record of $164.8 million on record sales of 130,829 ounces at an average price of $1,260 per ounce compared to $136.5 million on sales of 114,423 ounces at an average price of $1,193 per ounce in the second quarter of 2015. The 21% increase in gold revenue was mainly attributable to a 14% increase in gold sales volume and a 6% increase in the average realized gold price.

Consolidated gold revenue for the first half of 2016 was a half-year record of $309.1 million on record sales of 251,728 ounces at an average price of $1,228 per ounce compared to $275.4 million (or $298.5 million including $23.1 million of pre-commercial sales from the Otjikoto mine) on sales of 229,222 ounces (or 247,688 ounces including 18,466 ounces of pre-commercial sales from the Otjikoto mine) at an average price of $1,201 per ounce in the first half of 2015.

Operations

Mine-by-mine gold production in the second quarter and first half of 2016 was as follows:

Mine	Q2 2016 Production (ounces)	First-Half 2016 Production (ounces)	2016 Guidance (ounces)
Masbate	57,188	109,915	175,000 – 185,000
Otjikoto	36,172	71,875	160,000 – 170,000
La Libertad	30,807	60,005	125,000 – 135,000
El Limon	11,075	21,291	50,000 – 60,000

B2Gold Consolidated	135,242	263,086	510,000 – 550,000

Masbate mine - the Philippines

The Masbate mine in the Philippines continued its very strong operational performance into the second quarter of 2016, producing 57,188 ounces of gold (the second highest quarterly production ever for the mine), 27% (or 12,159 ounces) above budget and 39% (or 15,952 ounces) higher than the second quarter of 2015. Gold production improved against budget mainly due to better grades from the Main Vein pit combined with higher throughput and recoveries driven by higher than budgeted oxide ore from the Colorado pit. Mill throughput for the second quarter of 2016 was 1,699,705 tonnes compared to a budget of 1,652,085 tonnes and 1,768,928 tonnes in the second quarter of 2015. The average gold grade processed was 1.40 g/t compared to a budgeted grade of 1.19 g/t and second quarter 2015 grades of 0.96 g/t. Mill recoveries averaged 75.0% which was better than budgeted recoveries of 71.3% and slightly below the second quarter of 2015 of 75.8%. Recoveries in the second quarter of 2016 were better than budget as the Company processed 31% oxide material and 69% sulfide/transitional material in the quarter versus a budget of 17% and 83%, respectively. The Company expects to mine a similar ratio of oxide ore (33%) and sulfide/transitional ore (67%) against a budget of 22% oxide ore and 78% sulfide/transitional ore in the third quarter of 2016. The trend of higher than budgeted grades from the Main Vein pit is also expected to continue into the third quarter.

The Company is in the process of completing a process plant upgrade at the Masbate mine. The work will be completed in phases and is expected to be commissioned and in production by the end of the third quarter of 2016. Process plant upgrades consisting of additional leaching/adsorption tankage and an oxygenation system were brought online at the end of June. Further upgrades in progress include a carbon harvest screen, carbon regeneration kiln, and added tailings pumps. The purpose of the plant upgrade is to continue to promote improved gold recovery and higher throughput.

Year-to-date, gold production at the Masbate mine was 109,915 ounces, significantly above budget by 21% (or 19,403 ounces) and 26% (or 22,438 ounces) higher than the first half of 2015.

For full-year 2016, the Masbate mine’s gold production is expected to meet or exceed the high end of its production guidance range of 175,000 to 185,000 ounces (at cash operating costs of $620 to $660 per ounce).

On March 31, 2016, the extension of the Masbate mine’s income tax holiday was approved for an additional year to June 2017.

Otjikoto mine - Namibia

The Otjikoto mine in Namibia produced 36,172 ounces of gold in the second quarter of 2016, comparable to budget (of 37,426 ounces) and 36,963 ounces produced in the second quarter of 2015. Gold production was largely unaffected despite the previously reported pit slope failure on the Phase 1 pit access ramp on April 26, 2016.

Following the slope failure, a recovery plan to regain access to the Phase 1 pit was developed. The plan called for a temporary new access ramp to be established by mid-June to be utilized until the Phase 1 pit becomes depleted, expected in November 2016. The new ramp was successfully constructed and mining of the Phase 1 pit resumed in mid-June. During the construction of the new ramp, mill feed had been mainly sourced from the medium-grade ore stockpile, and supplemented with high-grade ore extracted from the Phase 2 pit (as part of the Phase 2 pre-stripping activities).

With the successful completion of the plant expansion project in the third quarter of 2015, the budgeted annual throughput rate for 2016 was increased from 2.5 million tonnes per year to 3.3 million tonnes per year. For the second quarter of 2016, the Otjikoto mill achieved record quarterly throughput of 890,704 tonnes, 8% above budget (of 821,184 tonnes) and 25% higher than the second quarter of 2015 (of 711,462 tonnes). The average mill recoveries for the second quarter of 2016 were 98.0%, compared to a budget of 97.0% and recoveries during the same period of the previous year of 98.7%. The average gold grade processed was 1.29 g /t compared to a budget of 1.43 g /t and 1.63 g /t in the prior-year quarter. Gold grades were negatively impacted in the quarter by the ramp failure which had restricted access to the high-grade ore at the Phase 1 pit. However, gold production remained largely unaffected as higher mill throughput and recoveries offset the lower grades.

During the first half of 2016, the Otjikoto mine produced 71,875 ounces of gold, approximately in-line with budget (of 73,079 ounces) and 6% higher compared to 68,097 ounces (including 18,815 ounces of pre-commercial production) produced in the first half of 2015.

With access to the higher grade Phase 1 pit being re-established for the second half of 2016 and the positive mill throughput/recoveries, there is no impact to the Otjikoto mine’s 2016 annual guidance of 160,000 to 170,000 ounces of gold production at cash operating costs of $400 to $440 per ounce. Gold production at Otjikoto is weighted to the second half of the year, due to higher anticipated grades as the Phase 1 pit is completed. The high-grade Wolfshag open pit, scheduled to enter production towards the end of the fourth quarter of 2016, is expected to increase production in 2017 and beyond. A new life of mine plan, based on the new grade model and geotechnical data including mining from the open-pit component of the Wolfshag deposit, is expected to be completed in the fourth quarter of 2016. Following the promising results of an internal scoping study, a detailed engineering study of Wolfshag underground mining will commence in the third quarter of 2016, with results to be delivered in 2017.

La Libertad mine - Nicaragua

In the second quarter of 2016, La Libertad mine in Nicaragua produced 30,807 ounces of gold, approximately 7% (or 2,423 ounces) below budget. Mining from the higher grade Jabalí Antena pit was scheduled to commence in the second quarter of 2016. However, the Company has experienced additional delays in relocation and permitting activities. As a result, average process grades for the quarter were lower than anticipated (1.75 g/t compared to budget of 1.90 g/t). The Company now anticipates that the Jabalí Antena pit will enter the production stream in late 2016, upon completion of the resettlement activities and receipt of remaining mining permits. Gold production in the second quarter of 2016 was 11% (or 3,126 ounces) higher than the second quarter of 2015. During the second quarter of 2016, La Libertad had better grade than the same period in 2015, mainly due to the processing of higher grades from the Jabalí Central pit and Mojon underground. The mill continues to operate well processing 579,756 tonnes (Q2 2015 – 573,807 tonnes) with gold recoveries averaging 94.8% (Q2 2015 – 94.5%). Both throughput and recoveries were as budgeted.

In the first half of 2016, La Libertad mine produced 60,005 ounces of gold, slightly above budget (of 59,214 ounces) and 13% higher compared to 53,007 ounces produced in the first half of 2015.

By modifying the 2016 mine schedule to mine additional material from Jabalí Central and Mojon underground, the Company expects that any 2016 production shortfalls arising from delays in accessing ore at the Jabalí Antena pit can be offset. Therefore, La Libertad still expects to meet its 2016 guidance of between 125,000 to 135,000 ounces of gold in 2016 at cash operating costs of approximately $650 to $680 per ounce. Gold production at La Libertad is expected to be weighted towards the second half of the year, due to higher forecast processed grades. Under the 2016 modified mine plan, La Libertad’s mill feed in the second half of the year is forecast to contain a higher percentage of high-grade ore from Jabalí Central and Mojon underground (replacing low-grade spent ore) versus the first half of the year.

On May 5, 2016, the Company received the 2015 Award for Social Responsibility in Nicaragua related to its work on the settlement project to date. The award recognizes the Company’s commitment to social development projects that benefit the local communities in which it operates.

El Limon mine - Nicaragua

El Limon open-pit and underground mine in Nicaragua produced 11,075 ounces of gold in the second quarter of 2016, 2,785 ounces below budget and 4,611 ounces lower than the same quarter last year. Gold production was lower than budget due to 20% lower (than planned) mill throughput (99,947 tonnes compared to budget of 126,477 tonnes). The reduced throughput partly reflects the timing for downtime (13 days) related to the SAG ring gear change-out which had been originally planned for the first quarter of 2016 but was deferred to the second quarter. The mill restart on April 24 after completion of the planned work has been without issue. Fleet haulage equipment availability during the quarter also affected the quantity of ore available for process during May and June. The delivery of two additional haulage trucks is expected in early August. The average mill recoveries for the second quarter of 2016 were 94.5%, compared to a budget of 93.5% and recoveries during the same period of the previous year of 94.4%. The average gold grade processed was 3.65 g /t compared to a budget of 3.65 g /t and 4.13 g /t in the prior-year quarter. Gold production at El Limon in the second quarter of 2015 reflected higher processed grades and throughput.

For the first half of 2016, El Limon mine produced 21,291 ounces of gold, 4,327 ounces below budget and 7,553 ounces lower than the first six months of 2015.

With the higher grade areas now accessible and improvements in haulage, the Company expects that El Limon, which represents approximately 10% of B2Gold's 2016 consolidated gold production, will be able to meet its 2016 guidance. El Limon mine is projected to produce approximately 50,000 to 60,000 ounces of gold in 2016 at cash operating costs of approximately $610 to $650 per ounce. Gold production in the mine plan is weighted to the second half of the year, reflecting improving grades in July through December, 2016.

Development

Fekola project - Mali

In the second quarter of 2016, B2Gold’s construction team continued to develop the Fekola project in Mali which remains on schedule and on budget to commence production in late 2017. Significant activities during the quarter included:

●	Working on the spillway at the water dam;
●	Diversion ditch and settlement pond completed on the west side of the pit;
●	Removal of material from the pit for construction of the RoM Pad;
●	Concrete pouring in the mill area has commenced (mill, tanks, reclaim tunnel, crusher);
●	Structural steel has started arriving at site;
●	Power plant construction has commenced;
●	Detailed engineering and ordering of long lead items remain on schedule;
●	Increased workforce to approximately 800 employees and contractors.

On June 11, 2015, the Company announced robust results from the optimized Feasibility Study at the Fekola project. According to the Feasibility Study, the current average annual gold production for the first seven years will be approximately 350,000 ounces per year at average cash operating costs of $418 per ounce (based on low-grade stockpiling in the initial years of operation) and for the life of mine plan approximately 276,000 ounces per year at average cash operating costs of $552 per ounce.

On June 29, 2016, the Company announced an exploration update for its Fekola project. Based on the positive drill results to date (at both surface and underground) and exploration potential, the Company is constructing the Fekola mine with a +25% design factor. This means that the throughput of ore at Fekola could reach up to 5 million tonnes per year in the initial years of production, beyond the optimized feasibility study’s estimated throughput of 4 million tonnes per year. This increase may only require approximately $15 million to $20 million of additional capital expenditure and could potentially increase annual production by up to 20% (subject to mine planning), surpassing initial projections of approximately 350,000 ounces of gold per year.

About B2Gold

Headquartered in Vancouver, Canada, B2Gold Corp. is one of the fastest growing intermediate gold producers in the world. Since its inception in 2007, B2Gold has evolved into an international gold mining company, with four operating mines, one mine under construction and numerous exploration projects across four continents in various countries, including Nicaragua, the Philippines, Namibia, Mali and Burkina Faso. Construction of B2Gold’s Fekola mine in southwest Mali is on schedule and on budget, and is projected to commence production at the end of 2017. As a result, B2Gold is well positioned to maintain its low-cost structure and growth profile, with production increasing to approximately 800,000 to 850,000 ounces of gold annually by 2018, with declining production costs.

Second Quarter 2016 Financial Results - Conference Call Details

B2Gold Corp. will release its second quarter 2016 financial results before the North American markets open on Thursday, August 4, 2016.

B2Gold executives will host a conference call to discuss the results on Thursday, August 4, 2016 at 10:00 am PDT / 1:00 pm EDT. You may access the call by dialing the operator at 416-340-8527 or toll free at 800-355-4959 prior to the scheduled start time or, you may listen to the call via webcast by clicking http://www.investorcalendar.com/IC/CEPage.asp?ID=175166. A playback version of the call will be available for one week after the call at 905-694-9451 or toll free at 800-408-3053 (pass code: 4588463).

Qualified Person

Peter D. Montano, P.E., the Project Director of B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information contained in this news release.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Ian MacLean Vice President, Investor Relations 604-681-8371 imaclean@b2gold.com	Katie Bromley Manager, Investor Relations & Public Relations 604-681-8371 kbromley@b2gold.com

The Toronto Stock Exchange neither approves nor disapproves the information contained in this news release.

This news release includes certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including projections of future financial and operational performance, statements with respect to future events or future performance, production estimates, anticipated operating and production costs and revenue, and estimates of capital expenditures; and statements regarding anticipated exploration, development, construction, production, permitting and other activities of the Company, including production from the Fekola mine commencing in late 2017; completion and funding under the $80.9 million Equipment Facility with Caterpillar Financial SARL; 2016 being a record year for gold production, with production expected to be weighted to the second half of the year; the expected ore ratios and grades at the Masbate mine, as well as a trend of higher than budgeted grades from the Main Vein pit, in the third quarter of 2016; the completion and commissioning of the process plant upgrade at the Masbate mine, with production expected by the third quarter of 2016; the Wolfshag zone coming into production in the fourth quarter of 2016 and the expectation for gold production to increase significantly in 2017; completion of a new mine plan for Otjikoto, including the Wolfshag deposit, in the fourth quarter of 2016; the Jabalí Antena pit entering the production stream in late 2016, upon completion of resettlement activities and receipt of remaining mining permits; the mining of additional material from Jabalí Central and Mojon underground offsetting production shortfalls at the Jabalí Antena pit; the potential additional zones of open-pittable gold mineralization in the Fekola area and potential for underground mining at the Fekola deposit; the potential increase of throughput processing at the Fekola project, the estimated capital expenditures required to reach such throughput, and the related potential increase in projected annual production; the projections included in the Fekola Feasibility Study and the Company being positioned to produce approximately 800,000 to 850,000 gold ounces per year by 2018. Estimates of mineral resources and reserves are also forward- looking statements because they constitute projections, based on certain estimates and assumptions, regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including the uncertainty of estimates regarding the costs of construction and the timing and amount of production; risks associated with the volatility of metal prices and currencies; risks and dangers inherent in exploration, development and mining activities; uncertainty of reserve and resource estimates; financing risks; risks related to hedging activities; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks; litigation risk; risks related to environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; unknown liabilities of companies acquired by B2Gold; fluctuations in exchange rates; availability of financing and financing risks; risks related to operations in foreign countries and compliance with foreign laws; risks related to remote operations and the availability adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; risks related to reliance upon contractors, third parties and joint venture partners; challenges to title or surface rights; dependence on key personnel; the risk of an uninsurable or uninsured loss; changes in tax laws; community support for our operations including risks related to strikes and the halting of such operations from time to time; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively. The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. The Company’s forward looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

The disclosure in this news release regarding mineral properties was prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”), which differ significantly from the mineral reserve disclosure requirements of the SEC set out in Industry Guide 7. In particular, NI 43-101 permits companies to use the term “resources”, which are not “reserves”. U.S. companies subject to the disclosure requirements of the SEC are not normally permitted to disclose mineralization unless they constitute “reserves” by U.S. standards in documents filed with the SEC. Accordingly, while mineral resources are recognized and required to be disclosed by NI 43-101, the SEC’s disclosure standards normally do not permit U.S. companies to disclose mineral resources in their filings with the SEC. Investors are specifically cautioned not to assume that any part or all of “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” will ever be converted into SEC defined mineral reserves. Further, while NI 43-101 permits companies to disclose economic projections contained in preliminary economic assessments and pre-feasibility studies, which are not based on “reserves”, U.S. companies are not normally permitted to disclose economic projections for a mineral property in their SEC filings prior to the establishment of “reserves”. In addition, the definitions of “reserves” and related terms under NI 43-101 and the SEC’s Industry Guide 7 differ significantly. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. As a result, reserves disclosed by the Company may not qualify for reserves as defined in the SEC’s Industry Guide 7. For the above reasons, information contained in this news release that describes the Company’s mineral reserve and resource estimates or that describes the results of pre-feasibility or other studies is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Non-IFRS Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including “cash operating costs” and “all-in sustaining costs”. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold’s consolidated financial statements. Readers should refer to B2Gold’s management discussion and analysis, available under B2Gold’s corporate profile at www.sedar.com or on its website at www.b2gold.com, under the heading “Non-IFRS Measures” for a more detailed discussion of how B2Gold calculates such measures and a reconciliation of certain measures to IFRS terms.